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                             December 16, 2020

       Apostolos Zafolias
       Chief Financial Officer
       Genco Shipping & Trading Ltd.
       299 Park Avenue
       New York , NY 10171

                                                        Re: Genco Shipping &
Trading Ltd.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2019
                                                            Filed February 27,
2020
                                                            File No. 001-33393

       Dear Mr. Zafolias:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2019

       Item 7. Management   s Discussion and Analysis of Financial Condition
and Results of
       Operations , page 50

   1. We note that you have various disclosures differentiating between major and minor bulk commodities and major
and minor bulk vessels. For example, your disclosure on page 31 indicates that your
minor bulk fleet requires the use of low sulfur fuel, which you explain is more expensive than
the fuel utilized by your Capesize vessels; and on page 9 you state that your business
"fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies
according to changes in the supply and demand for these items."

                                                        We also note disclosure
in your interim report for the quarter ended September 30, 2020, explaining that a
primary reason for the overall decrease in revenues for the cumulative period, in addition to
having fewer vessels operating, relates to a decrease in revenues earned by your minor
bulk vessels, partially offset by an increase in revenue earned by
 Apostolos Zafolias
Genco Shipping & Trading Ltd.
December 16, 2020
Page 2
      your Capesize vessels.

      We see various presentations on your website which include listings of vessels in each of the major and minor vessel categories and a percentage breakdown of commodities carried during 2019. We understand from these presentations, and we surmise from your disclosures, that the Capesize vessels represent your major bulk vessel category and all of the other ships comprise your minor bulk vessel category.

      Please expand the disclosures in your periodic filings to include comparable details, as referenced from your presentations, reflecting your definitions of minor and major bulk vessels, and minor and major bulk products, along with details of revenue earned from i)
      minor bulk vessels and ii)major bulk vessels for each of the periods presented, so that a reader can better understand the trends from these revenue streams.

      Please also include a description of the twelve groups of sister ships mentioned on your website and clarify whether the major and minor vessel types are limited to carrying the major and minor categories of commodities, respectively, that are shipped, or if this is not the case, describe the extent to which your major vessels carry minor commodities and your minor vessels carry major commodities.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact John Cannarella, Staff Accountant, at 202-551-3337 or Karl Hiller,
Branch Chief, at 202-551-3686 with any questions.



                                                            Sincerely,
FirstName LastNameApostolos Zafolias
                                                            Division of
Corporation Finance
Comapany NameGenco Shipping & Trading Ltd.
                                                            Office of Energy &
Transportation
December 16, 2020 Page 2
cc:       Kathy Luther
FirstName LastName